UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Exchange Agreement

This section describes the material provisions of the Share Exchange Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Share Exchange Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Share Exchange Agreement.

General Description of the Share Exchange Agreement

On February 27, 2026, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Buyer, (ii) Seven Arrows Supply Chain Limited, a British Virgin Islands business company (“Seven Arrows” or the “Company”), and (iii) Rei Shiba (“Seller”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein,  Seller agreed to sell to ReTo, and ReTo agreed to buy, an aggregate of 25,500 ordinary shares, par value $0.01 per share (the “Company Shares”), of Seven Arrows, representing fifty-one percent (51%) of the issued and outstanding equity interests of Seven Arrows (the “Purchased Shares”) in exchange for newly issued Class A shares, no par value (“Buyer Class A Shares”) of ReTo, as further described below (the “Share Exchange” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

The Share Exchange closed (the “Closing”) on February 27, 2026 (the “Closing Date”).

Consideration

In full payment for the Purchased Shares, ReTo issued 8,670,000 Buyer Class A Shares (the “Exchange Shares”), at a price $1.00 per share, with an aggregate value of Eight Million Six Hundred and Seventy Thousand U.S. Dollars ($8,670,000) (the “Share Consideration”). Following the Closing, 11,013,201 Buyer Class A Shares were issued and outstanding.

Escrow Shares

At the Closing, all of the Share Consideration (the “Escrow Earnout Shares”) otherwise issuable to Seller was deposited into a segregated escrow account with VStock Transfer, LLC, as escrow agent, and held in escrow in accordance with an escrow agreement entered into in connection with the Transactions. The Escrow Earnout Shares will be held in the escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the Closing, as described below. The Escrow Earnout Shares shall also serve as the source of payment for any post-Closing indemnification claims (other than claims arising from fraud, criminal activity or willful misconduct in connection with the Transactions); provided, however, that Seller may elect to pay such indemnification claims by cash in lieu of forfeiture of Buyer Class A Shares held by Seller. Seller will not have the right to vote the Escrow Earnout Shares while they are held in escrow nor shall Seller have the right to create any liens or other restrictions with respect to such Escrow Earnout Shares while such Escrow Earnout Shares are in escrow.

Earnout

Seller will have a contingent right to receive the Escrow Earnout Shares after the Closing based on the net income and the Contributed Profits of Seven Arrows’s operating company (the “Operating Company”) during the three (3) fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout Period”). “Contributed Profits” means with respect to the Operating Company for any fiscal year, the amount equal to fifty one percent (51%) of net income, if any, of the Operating Company determined in accordance with GAAP in an applicable year; provided, however, if after the Closing and during the Earnout Period, the Company or its subsidiaries acquire another business or material assets, then the Contributed Profits shall be computed without taking into consideration (i) the revenues of or generated by such acquired business or material assets or (ii) any impact such acquired business or material assets would have on the net income of the Operating Company. Contributed Profits also excludes (x) any extraordinary gains (such as from the sale of real property, investments, securities or fixed assets) or any other extraordinary income and (y) any revenues that are non-recurring and earned outside of the ordinary course.

Seller shall be entitled to receive the Escrow Earnout Shares as follows:

●	If (A) the Operating Company’s net income for the fiscal year ending December 31, 2026 (the “2026 Net Income”) is equal to or greater than Five Hundred Ten Thousand U.S. Dollars ($510,000) (the “2026 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2026 Net Income (the “2026 Contributed Profits”) in cash pursuant to the Management Services Agreement (as defined below), then Seller shall be entitled to receive ten percent (10%) of the Escrow Earnout Shares (the “2026 Escrow Earnout Shares”); provided, however, that the number of 2026 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2026 Net Income Target and Buyer receives 100% of the 2026 Contributed Profits, then (A) a number of 2026 Escrow Earnout Shares equal to the product of (I) the number of 2026 Escrow Earnout Shares and (II) the quotient obtained by dividing 2026 Net Income by the 2026 Net Income Target, shall immediately vest and become payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2026 Escrow Earnout Shares (but shall still be eligible to receive 2027 Escrow Earnout Shares and 2028 Escrow Earnout Shares).

●	In the event that the (A) Company fails to achieve 70% of 2026 Net Income Target or (B) Buyer fails to receive 100% of the 2026 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2026 Escrow Earnout Shares.

●	If (A) Operating Company’s net income for the fiscal year ending December 31, 2027 (the “2027 Net Income”) is equal to or greater than One Million Seven Hundred Eighty Five Thousand U.S. Dollars ($1,785,000) (the “2027 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2027 Net Income (the “2027 Contributed Profits”) in cash pursuant to the Management Services Agreement, then Seller shall be entitled to receive thirty five percent (35%) of the Escrow Earnout Shares (the “2027 Escrow Earnout Shares”); provided, however, that the number of 2027 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2027 Net Income Target and Buyer receives 100% of the 2027 Contributed Profits, then (A) a number of 2027 Escrow Earnout Shares equal to the product of (I) the number of 2027 Escrow Earnout Shares and (II) the quotient obtained by dividing 2027 Net Income by the 2027 Net Income Target, shall immediately become payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2027 Escrow Earnout Shares (but shall still be eligible to receive 2028 Escrow Earnout Shares).

●	In the event that (A) the Company fails to achieve 70% of 2027 Net Income Target or (B) Buyer fails to receive 100% of the 2027 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2027 Escrow Earnout Shares.

●	If (A) the Operating Company’s net income for the fiscal year ending December 31, 2028 (the “2028 Net Income”) is equal to or greater than Two Million Eight Hundred Five Thousand U.S. Dollars ($2,805,000) (the “2028 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2028 Net Income (the “2028 Contributed Profits”) in cash pursuant to the Management Services Agreement, then Seller shall be entitled to receive fifty five percent (55%) of the Escrow Earnout Shares (the “2028 Escrow Earnout Shares”); provided, however, that the number of 2028 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2028 Net Income Target and Buyer receives 100% of the 2028 Contributed Profits, then (A) a number of 2028 Escrow Earnout Shares equal to the product of (I) the number of 2028 Escrow Earnout Shares and (II) the quotient obtained by dividing 2028 Net Income by the 2028 Net Income Target, shall immediately become vested and payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2028 Escrow Earnout Shares.

●	In the event that (A) the Company fails to achieve 70% of 2028 Net Income Target or (B) Buyer fails to receive 100% of the 2028 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2028 Escrow Earnout Shares.

If the Company’s Net Income in any applicable fiscal year exceeds one hundred percent (100%) of the Net Income Target in such fiscal year (the “Excess Profits”), Buyer shall issue to Seller a number of Buyer Class A Shares equal to the product of the Excess Profits divided by $1.00 (such shares, the “Additional Earnout Shares”); provided, however, that the number of Additional Earnout Shares in each applicable year shall not be greater than one hundred percent (100%) of the maximum amount of Escrow Earnout Shares in such year.

The number of Escrow Earnout Shares shall be appropriately adjusted to reflect any reclassification, recapitalization, share split (including a share consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares with respect to the Buyer Class A Shares subsequent to the Closing Date.

Representations and Warranties

The Share Exchange Agreement contains a number of representations and warranties by each of ReTo, Seven Arrows and Seller as of the Closing Date that are customary for transactions similar to the Transactions. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. Certain of the representations are subject to specified exceptions and qualifications contained in the Share Exchange Agreement or in information provided pursuant to certain disclosure schedules to the Share Exchange Agreement. “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the Transactions or the agreements to which it is a party or bound or to perform its obligations thereunder.

Indemnification

The representations and warranties of Seven Arrows and Seller generally shall survive until the second anniversary of the Closing except that certain representations and warranties shall survive until the expiration of the applicable statute of limitations and certain other fundamental representations and warranties shall survive indefinitely (such date, as applicable, the “Survival Date”). The representations and warranties of ReTo do not survive the Closing.

Until the Survival Date, ReTo may assert claims against Seller for any and all losses incurred by ReTo with respect to any inaccuracy in or breach of any of the representations or warranties made by Seller or the Company contained in the Share Exchange Agreement. ReTo may assert claims against Seller for any and all losses incurred by ReTo for any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller or the Company pursuant to the Share Exchange Agreement at any time.

Seller shall indemnify each of Buyer and its affiliates and their respective representatives for any breach of any representations and warranties or covenants of Seven Arrows or Seller in the Share Exchange Agreement and or in any certificate delivered by or on behalf of Seven Arrows or a Seller.

Indemnification claims by ReTo for breaches of representations and warranties made by Seller and Seven Arrows, other than certain representations (including certain fundamental representations), are subject to (i) a deductible of $50,000, following which Seller shall be liable for such losses from the first dollar and (ii) an aggregate cap of $3,000,000. Indemnification claims can only be made against the Escrow Earnout Shares, which is the source of remedy after the Closing, except for claims based on fraud, willful misconduct or intentional misrepresentation; provided, however, that Seller may elect to pay such indemnification claims by cash in lieu of forfeiture of Buyer Class A Shares held by Seller. Any Escrow Earnout Shares that are received by ReTo for indemnification claims will be cancelled by ReTo.

Covenants of the Parties

Each party to the Share Exchange Agreement agreed to use its commercially reasonable efforts to effect the Transactions. The Share Exchange Agreement contains certain additional covenants by each of the parties, including covenants regarding: (1) litigation support; (2) no insider trading; (3) further assurances; (4) public announcements; (5) confidentiality; (6) intended tax treatment of the Share Exchange; and (7) transfer taxes.

Seller agreed not to, and cause its affiliates not to, compete with Seven Arrows for a period of five years after the Closing. Seller also granted to Buyer a right of first refusal with respect to the remaining Company Shares held by Seller and also granted tag-along and drag-along rights to Buyer with respect to such Company Shares.

Governing Law

The Share Exchange Agreement is governed by the laws of the State of New York.

Management Services Agreement

In connection with the Transactions, on February 27, 2026, ReTo, Beijing ReTo Hengda Technology Co., Ltd., a company incorporated under the laws of People’s Republic of China and wholly-owned subsidiary of ReTo (“ReTo Technology”), and the Operating Company entered into a management services agreement (the “Management Services Agreement”) pursuant to which ReTo Technology will provide consulting and management advisory services to the Operating Company. In exchange for ReTo Technology’s services, the Operating Company will pay an aggregate management fee of up to Two Million Six Hundred and One Thousand U.S. Dollars ($2,601,000) subject to certain adjustment pursuant to the Management Services Agreement during the Earnout Period.

A copy of the form of Management Services Agreement is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Management Services Agreement is qualified in its entirety by reference thereto.

Consulting Agreement

In connection with the Transactions, on February 27, 2026, ReTo entered into a Advisory and Consulting Agreement with certain consultant (the “Consultant”), pursuant to which ReTo agreed to issue the Consultant and/or its designees an aggregate of 867,000 Buyer Class A Shares, at a price of $1.00 per share, with an aggregate value of $867,000 within five business days following the Closing, in consideration for the Consultant’s advisory services rendered related to the Transactions.  These shares will be issued in reliance upon exemption afforded by Regulation S and/or Regulation D of from registration under the Securities Act of 1933, as amended (the “Securities Act”).

Unregistered Sales of Equity Securities.

Based in part upon the representations of Seller in the Share Exchange Agreement, the issuance and sale of Buyer Class A Shares pursuant to the Share Exchange Agreement to Seller as part of the purchase price in the Transactions was made in a private placement transaction exempt for registration in reliance on the exemption afforded by Regulation S and/or Regulation D of the Securities Act, and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Buyer Class A Shares or other securities of the Company.

On March 4, 2026, ReTo issued a press release announcing the closing of the Transactions. A copy of the Press Release is filed as Exhibit 99.1 to this report.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document shall be deemed to be incorporated by reference into each of (i) the registration statements on Form F-3, as amended (File No. 333-267101 and File No. 333-282314, respectively), of ReTo, and (ii) the registration statements on Form S-8, as amended (File No. 333-270355, File No. 333-280119, and File No. 333-293215, respectively) of ReTo and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
2.1*†	Share Exchange Agreement, dated February 27, 2026, by and among ReTo Eco-Solutions, Inc., Seven Arrows Supply Chain Limited, and Seller.
10.1*†	Management Services Agreement, dated February 27, 2026, by and among ReTo Eco-Solutions, Inc., Beijing ReTo Hengda Technology Co., Ltd., and Hainan Qi Jian Supply Chain Co., Ltd.
99.1	Press Release issued by ReTo Eco-Solutions, Inc. on March 4, 2026.
104	Cover Page Interactive Data File (formatted as inline XBRL)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). ReTo agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, ReTo may request confidential treatment of omitted items.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: March 4, 2026	By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer